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Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated March 27, 2009 on the consolidated balance sheets of Taseko Mines Limited ("the Company") as at December 31, 2008 and September 30, 2007 and the consolidated statements of operations and comprehensive income (loss), shareholders equity and cash flows for the fifteen month period ended December 31, 2008 and for the years ended September 30, 2007 and 2006;

  our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 27, 2009;

  our Report of Independent Registered Public Accounting Firm on the supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles” dated March 27, 2009; and

  our Report of Independent Registered Public Accounting Firm dated March 27, 2009 on the Companys internal control over financial reporting as of December 31, 2008,

each ofwhich is containedinthis annual report on Form 40-F of the Company for the fiscal year ended December 31, 2008. Our Comments for US Readers refers to changes in accounting policies described in note 4 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 27, 2009

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